

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE





05003702



January 31, 2005

Act Exchange Act of 1934
Section
Rule 13e-4(f)(8)(i) + 13e-4(f)(8)(ii)
Public Availability January 31, 2005

George J. Zornada, Esq.
Kirkpatrick & Lockhart Nicholson Graham LLP
75 State Street
Boston, MA 02109

Re: Man-Glenwood Lexington, LLC
Division of Corporation Finance File No. 005-79141
Incoming letter dated January 31, 2005

Dear Mr. Zornada:

We are responding to your letter dated January 31, 2005 to Mauri L. Osheroff, Brian V. Breheny and Mara L. Ransom in the Division of Corporation Finance. A copy of your correspondence is attached. By doing this, we avoid having to recite or summarize the facts presented in your letter. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

Lexington plans to commence an issuer repurchase offer to all holders of outstanding units of limited liability company interests of Lexington. Based on the representations in your letter but without necessarily concurring in your analysis, the United States Securities and Exchange Commission (Commission) hereby grants exemptions from:

- Rule 13e-4(f)(8)(i) under the Securities Exchange Act of 1934 (Exchange Act) to permit Lexington to make the Exchange Option available only to Tax-Advantaged Unit holders of limited liability company interests of Lexington as described in your letter. The exemption from Rule 13e-4(f)(8)(i) is granted to permit Lexington to make the Exchange Option available only to Tax-Advantaged Unit holders of Lexington because they are the only holders of units of limited liability company interests of Lexington that are eligible to receive the tax benefits the receipt of units of TEI will provide.

- Rule 13e-4(f)(8)(ii) under the Exchange Act to permit Lexington to offer units of limited liability company interests of TEI only to the Tax-Advantaged Unit holders as an alternative to the cash consideration being offered to all Lexington Unit holders. The exemption from Rule 13e-4(f)(8)(ii) is granted to permit Lexington to offer units of TEI only to Tax-Advantaged Unit holders of Lexington because they are the only holders of units of limited liability company interests of Lexington that are eligible to receive the tax benefits the receipt of units of TEI will provide.

The foregoing exemptions from Rule 13e-4 are based solely on your representations and the facts presented in your letter dated January 31, 2005, as supplemented by telephone conversations with the staff of the Commission. The relief granted is strictly limited to the application of these rules to the proposed repurchase offer. You should discontinue the repurchase offer pending further consultation with the staff of the Commission if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the repurchase offer must comply with these and any other applicable provisions of the federal securities laws. The Division of Corporation Finance expresses no view with respect to any other questions that this repurchase offer may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the repurchase offer.

For the Commission,
By the Division of Corporation Finance,
Pursuant to delegated authority,



Mauri L. Osheroff
Associate Director, Regulatory Policy
Division of Corporation Finance

Attachment



Kirkpatrick & Lockhart Nicholson Graham LLP

75 State Street
Boston, MA 02109-1808
617.261.3100
Fax 617.261.3175
www.klng.com

January 31, 2005

VIA MESSENGER

Ms. Mauri L. Osheroff
Associate Director
Division of Corporation Finance

Mr. Brian V. Breheny
Chief
Office of Mergers and Acquisitions
Division of Corporation Finance

Ms. Mara L. Ransom
Special Counsel
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0303

Re: Man-Glenwood Lexington, LLC – Rule 13e-4(f)(8)(i) and Rule 13e-4(f)(8)(ii) under the Securities Exchange Act of 1934, as amended

Dear Ms. Osheroff, Mr. Breheny and Ms. Ransom:

On behalf of Man-Glenwood Lexington, LLC ("Lexington"), we hereby request that the Securities and Exchange Commission (the "Commission") grant an exemption from Rule 13e-4(f)(8)(i) (the "All Holders Provision") and Rule 13e-4(f)(8)(ii) (the "Best Price Provision") under the Securities Exchange Act of 1934, as amended (the "1934 Act") under the unique circumstances described in this letter. The requested relief would enable Lexington to conduct a one-time exchange privilege in conjunction with a periodic issuer cash repurchase offer (the "Offer"). As described more fully below, the Offer would provide all tax-exempt and tax-deferred ("Tax-Advantaged") holders of units of limited liability company interests ("Units") of Lexington with the voluntary option to tender their Units to Lexington and receive in exchange an amount of whole or fractional Units of Man-Glenwood Lexington TEI, LLC ("TEI") equal in value to the tendered Lexington Units' net asset value ("NAV") as calculated on a valuation date set forth in the Offering materials (the "Valuation Date") (as used in this letter, the "Exchange Option"). Contemporaneously, all Lexington Unit holders, regardless of their tax status, would be able to tender an amount of Units representing a maximum amount of Lexington's assets, as determined by the Board of Managers, for cash repurchase of those tendered Units at the Units' NAV calculated on the Valuation Date ("Cash Option"). No relief is requested for the Cash Option for all Unit holders.



As background, Lexington is a "feeder" fund investment company that invests all of its assets in a "master" fund. TEI is a newly-registered "feeder" fund designed only for Tax-Advantaged investors that invests in the same "master" fund as Lexington. As more fully described below, Tax-Advantaged investors who invest in TEI, as opposed to Lexington, can avoid recognizing unrelated business taxable income ("UBTI"). In essence, Lexington seeks an optimally efficient means to permit Tax-Advantaged Unit holders to transfer out of Lexington and into TEI – that is, in a manner that improves the investment position of Tax-Advantaged Unit holders without disadvantaging non-Tax Advantaged ("Taxable") Lexington Unit holders. An investment in TEI may provide tax benefits, as discussed in this letter, to Tax-Advantaged Lexington Unit holders but would not be an option for a Taxable Lexington Unit holder, who would not benefit by investing in TEI (and actually would be disadvantaged relative to a current position in Lexington).

Lexington offers Unit holders only periodic liquidity through cash repurchases of Units, and Lexington's Board of Managers (the "Board") has a fiduciary duty to all Lexington investors. As discussed below, the Board may be unwilling to approve a cash repurchase offer to repurchase all Tax-Advantaged Unit holders that may desire to withdraw from Lexington in order to invest in TEI. The Offer would allow such a switch for Tax-Advantaged Unit holders without disruption of Lexington's (and the master fund's) investment program or adverse consequences to Taxable Lexington Unit holders (such as liquidation of portfolio holdings resulting in recognition of taxable income). Thus, Tax-Advantaged Unit holders would not liquidate their ultimate investment in the master fund by switching from Lexington to TEI, whereas, any holder participating in the Cash Option would liquidate its investment.

Lexington believes that the proposed Offer is consistent with the policies and purposes underlying Rule 13e-4 generally, but is requesting relief because certain features of the Offer could be viewed as inconsistent with the terms of Rule 13e-4.[1] As a matter of policy, and based on precedent, the relief requested should be available to permit Lexington to conduct the Offer without complying with the All Holders Provision or the Best Price Provision under the circumstances described in this letter.

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[1] The proposed Offer complies with Regulation 14E under the 1934 Act.



I. BACKGROUND

The Master-Feeder Structure

Lexington, which is organized as a Delaware limited liability company, is a non-diversified, closed-end management investment company registered with the Commission under the Investment Company Act of 1940, as amended (the "1940 Act"). Lexington's investment objectives are: (i) to preserve capital, regardless of what transpires in the U.S. or global financial markets; (ii) to generate attractive returns and thereby increase investors' wealth; and (iii) to produce returns that have low correlation with major market indices.

Lexington operates as a "feeder" fund in a master-feeder structure. A master-feeder structure involves a two-tiered arrangement where one or more collective investment vehicles with substantially identical investment objectives (the feeder fund(s)) pool their assets by investing in a single fund having the same objective (the master fund). Portfolio management occurs at the master fund level. The arrangement provides flexibility for different feeder funds to have different distribution arrangements and/or fee provisions. It also, among other things, allows smaller feeder funds to achieve efficiencies that may not otherwise exist for small stand-alone funds.

Lexington seeks to achieve its investment objectives by investing all or substantially all of its investable assets in "interests" (which are functionally equivalent to shares) in Man-Glenwood Lexington Associates Portfolio, LLC (the "Portfolio Company"), which serves as the "master" fund. Thus, Lexington's assets consist primarily of its interests in the Portfolio Company. Although Lexington's securities are registered under the Securities Act of 1933 ("1933 Act"), each investor in Lexington is nonetheless required to meet the "accredited investor" financial standards found in Regulation D under the 1933 Act otherwise applicable to non-public sales of securities.[2] As of December 2004, Lexington had approximately 580 Tax-Advantaged Unit holders, owning approximately 39% of Lexington's Units.

Demand by Tax-Advantaged investors for alternative investments, which offer portfolio diversification (that is, alternatives to traditional stock and bond investments), has increased in recent years. Since Lexington's commencement of operations in early 2003, demand from Tax-Advantaged investors has existed for Lexington's Units despite potential tax consequences to such investors (discussed below). In response to demand,

[2] 1933 Act and 1940 Act registration numbers, respectively, 333-118854 and 811-21173.



Glenwood Capital Investments, L.L.C. (the "Adviser") designed a novel fund to offer Tax-Advantaged investors the potential benefits of an investment in Lexington without the potential resulting tax consequences to such investors. Glenwood sought the necessary regulatory approvals and the Commission's Division of Investment Management issued a no-action letter in April 2004 regarding such a fund's structure.[3] As a result, TEI commenced operations.

TEI, which is organized as a Delaware limited liability company, is a non-diversified, closed-end management investment company registered with the Commission under the 1940 Act with the same investment objectives as Lexington. TEI's securities are registered under the 1933 Act[4] and TEI operates as a second feeder fund in the same master-feeder structure as Lexington, seeking to achieve its investment objectives by investing (indirectly) all or substantially all of its investable assets in interests in the Portfolio Company.[5] Thus, TEI's assets consist primarily of its interests in the Portfolio Company. Except as otherwise indicated, TEI operates in substantially the same manner as Lexington, including restricting investment to "accredited investors." TEI and Lexington differ substantively only in that TEI is designed for investment solely by Tax-Advantaged investors.[6] Investors in Lexington and TEI invest in an identical

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3 Man-Glenwood Lexington TEI, LLC (pub. avail. April 30, 2004).

4 1933 Act and 1940 Act registration numbers, respectively, 333-120945 and 811-21458. TEI's initial registration statement (333-110072) was declared effective in April 2004.

5 TEI invests indirectly in the Portfolio Company. As discussed in more detail below, TEI's structure enables Tax-Advantaged investors to invest in TEI without receiving certain income in a form that would otherwise be taxable to such investors regardless of their tax advantaged status. TEI's structure is the subject of a no-action letter issued by the Commission's Division of Investment Management, see supra, note 3. TEI operates as a feeder fund in a master-feeder structure in accordance with that no-action letter.

6 Tax-Advantaged investors include: (1) pension, profit-sharing, or other employee benefit trusts that are exempt from taxation under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), by reason of qualification under Section 401 of the Code; (2) employee benefit plans or other programs established pursuant to Sections 403(b), 408(k) and 457 of the Code; (3) certain deferred compensation plans established by corporations, partnerships, non-profit entities or state and local governments, or government-sponsored programs; (4) certain foundations, endowments and other exempt organizations under Section 501(c) of the Code (other than organizations exempt under Section 501(c)(1)); (5) individual retirement accounts ("IRAs") (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs and rollover IRAs) and 403(b)(7) Plans; and (6) state colleges and universities.

Lexington and TEI receive account opening documentation reflecting, and investors make representations regarding, Tax-Advantaged status. Taxable investors would be unsuitable investors in TEI due to tax disadvantages for a taxable investor in TEI. A taxable investor, among other things, would lose any capital gains treatment and instead receive ordinary income, and may be subject to withholding, based on TEI's structure.

(Continued . . .)



investment – the Portfolio Company – but hold that investment through different feeder funds.

The Portfolio Company, which is organized as a Delaware limited liability company, is a non-diversified, closed-end management investment company registered with the Commission under the 1940 Act with the same investment objectives as Lexington and TEI.[7] The Portfolio Company emphasizes efficient allocation of investor capital among hedge funds and other pooled investment vehicles such as limited partnerships with a range of investment strategies, managed by unaffiliated investment managers – a strategy referred to as a "fund of hedge funds."

The Adviser, which is an Illinois limited liability company, is an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Adviser is an indirect, wholly-owned subsidiary of Man Group plc, a diversified global financial services firm that engages in a broad spectrum of activities including financial advisory services, asset management activities, sponsoring and managing private investment funds, engaging in broker-dealer transactions, and other financial activities. Man Group plc is listed on the London Stock Exchange and is a constituent of the FTSE 100 Index. The Adviser serves as the Portfolio Company's investment adviser and provides certain administrative services to the Portfolio Company. The Adviser also provides certain administrative services to Lexington and TEI.

Lexington and the Portfolio Company, on the one hand, and TEI and the Portfolio Company, on the other hand, are subject to the same aggregate operating expense structures. Given the master-feeder structure, in addition to bearing directly its own expenses,[8] each of Lexington and TEI bear indirectly its pro rata share of the Portfolio Company's expenses.[9] The Adviser has contractually agreed to limit the total annualized

(. . .Continued)

The types of Tax-Advantaged investors currently invested in Lexington include pension and employee benefit plans, IRAs, and foundations. Lexington will rely on information and representations from investors in determining eligibility for the Exchange Option.

7 1940 Act registration number 811-21285.

8 Lexington and TEI pay quarterly services and accounting fees and a quarterly investor servicing fee, with each such fee computed as a percentage of the aggregate value of Lexington's or TEI's, as the case may be, outstanding Units determined as of the last day of each calendar month.

9 The Portfolio Company pays the Adviser a quarterly management fee computed as a percentage of the aggregate value of its outstanding interests determined as of the last day of each month (before repurchases of any interests).

(aggregate) operating expenses of Lexington and the Portfolio Company and of TEI and the Portfolio Company to 3.00% through December 31, 2005.

Lexington's Repurchase (Tender) Offers

Lexington continuously offers its Units to the public at NAV.[10] Investors who purchase Units and are admitted to Lexington by its Board[11] become members of Lexington ("Members"). Members may not redeem their Units and Units are not listed on any securities exchange (nor is it expected that any secondary market will develop for the Units). In order to provide a limited degree of liquidity to investors, Lexington may from time to time offer to repurchase Units at NAV representing a maximum dollar amount of Lexington's assets, as determined by the Board, pursuant to written tenders by Members. Lexington's repurchase offers are conducted in accordance with the requirements of Rule 13e-4 and Regulation 14E under the 1934 Act and Section 23 of the 1940 Act. The tender offer documents contain such information as required by these laws and the rules and regulations promulgated thereunder. Repurchases are made at such times, in such amounts, and on such terms as may be determined by Lexington's Board, in its sole discretion.[12] The Offer, pursuant to any relief granted, would occur in conjunction with such a "routine" cash repurchase at NAV of a fixed amount of Lexington's assets. Because Lexington's assets consist primarily of its interests in the Portfolio Company, in order to finance the repurchase of Units pursuant to a repurchase offer, Lexington may find it necessary to liquidate a portion of its interests in the Portfolio Company. Because interests in the Portfolio Company may not be transferred without Board consent, Lexington may liquidate a portion of its interests in the Portfolio Company only if the Portfolio Company simultaneously conducts a repurchase offer for its interests (i.e., Lexington will not conduct a repurchase offer for its Units unless the Portfolio Company conducts an offer).[13]

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[10] The Portfolio Company and TEI also continuously offer their securities at NAV. The Portfolio Company's interests, however, are offered privately to its feeder funds (that is, without conducting a registered public offering under the 1933 Act). As a master fund, the Portfolio Company is not required to register its interests under the 1933 Act.

[11] Lexington, TEI, and the Portfolio Company have common Boards of Managers.

[12] Lexington's Board of Managers expects that Lexington will ordinarily offer to repurchase Units from Members quarterly, on each March 31, June 30, September 30, and December 31 (or, if any such date is not a business day, on the immediately preceding business day).

[13] The Portfolio Company's Board of Managers expects that the Portfolio Company will conduct repurchase offers on a quarterly basis to permit Lexington to meet its obligations under its repurchase offers. The Portfolio Company complies with Rule 13e-4 for its own repurchase offers and is not seeking Rule 13e-4 relief for such repurchase offers pursuant to this letter. Under any Offer conducted by Lexington in reliance on the requested relief, a Portfolio Company repurchase

(Continued . . .)

Lexington's Proposed Tender Offer with an Exchange Privilege

Both Taxable and Tax-Advantaged investors currently invest in the Portfolio Company through Lexington. As noted above, as of December 2004, Lexington had approximately 580 Tax-Advantaged Unit holders, owning approximately 39% of Lexington's Units. Once TEI became available as another feeder fund of the Portfolio Company, Tax-Advantaged Unit holders of Lexington may determine that they would be in a better position investing in the Portfolio Company through TEI, rather than through Lexington. This results because Tax-Advantaged Unit holders of Lexington receive UBTI, which is treated as taxable income to otherwise Tax-Advantaged investors.[14] UBTI is inapplicable to Taxable investors, who already are subject to income tax with respect to their allocable share of Lexington's income and realized gains. Therefore, an investment in TEI (which blocks UBTI, and instead pays ordinary dividends to Tax-Advantaged investors) could benefit Tax-Advantaged Unit holders of Lexington. TEI is not an available investment for a Taxable investor. A Taxable Lexington Unit holder would be placed in a worse position by investing through TEI rather than Lexington because, among other things, TEI income would be ordinary dividend income rather than a mix of ordinary income and capital gain, eliminating any benefits of lower capital gains tax rates.

Lexington proposes to conduct the Offer, which is an issuer repurchase offer with a one-time exchange privilege.[15] The Offer would provide all Tax-Advantaged Unit holders of Lexington with the voluntary option to tender their Units to Lexington and receive in exchange an amount of whole or fractional Units of TEI equal in value to the

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(. . .Continued)

would not differ from a "routine" cash repurchase for a fixed amount of assets. The Board, however, would consider whether to approve a transfer of Portfolio Company interests from Lexington to TEI that represent Lexington Units tendered by Tax Advantaged Unit holders for TEI Units.

[14] UBTI arises from the use of leverage and, although the Portfolio Company does not borrow for leverage purposes, the hedge funds in which it invests use leverage in connection with their investment programs. As a result, the hedge funds generate UBTI and Lexington receives UBTI (because the Portfolio Company is taxed as a partnership, which passes through UBTI to its investors, rather than as a fund subject to Subchapter M of the Internal Revenue Code of 1986 that does not pass through UBTI) and Tax-Advantaged investors in Lexington therefore receive UBTI. Thus, Tax-Advantaged Unit holders of Lexington may determine that they would be better off holding Units of TEI, which would enable them to continue to invest in the Portfolio Company, but without receiving UBTI.

[15] The Offer would require the approval of the Boards of each of Lexington and TEI.

tendered Lexington Units' NAV as calculated on the Valuation Date, as set forth in the Offering materials (the "Exchange Option"). Contemporaneously, all Lexington Unit holders, regardless of their tax status, would be able to tender an amount of Units representing in aggregate a maximum amount of Lexington's assets, as determined by the Board, for cash repurchase of the tendered Lexington Units at the Units' NAV calculated on the Valuation Date (the "Cash Option").[16]

Thus, while all Unit holders of Lexington would have the right to participate in the Cash Option, only Tax-Advantaged Unit holders of Lexington would have the right to elect the Exchange Option. Offering Tax-Advantaged Unit holders of Lexington the Exchange Option would enable such Unit holders to remain invested in the same master fund (i.e., the Portfolio Company), but switch their investments from one feeder fund, which does not block UBTI and passes it to its Tax-Advantaged Unit holders (i.e., Lexington), to another feeder fund, which is designed solely for Tax-Advantaged investors and blocks UBTI (i.e., TEI). The Exchange Option can be viewed as merely effecting a change in the form in which a tendering Tax-Advantaged Unit holder's investment is held. A Tax-Advantaged Unit holder of Lexington that elects the Exchange Option is referred to in this letter as an "Exchanging Holder." The proposed Offer would be structured in this manner to treat all Unit holders equally to the greatest extent practicable under the circumstances, described below, without disadvantaging any Unit holders. The Tax-Advantaged Unit holders and Taxable Unit holders are not arbitrarily designated groups of holders, and Taxable and Tax-Advantaged Unit holders would be unable to alter their character for purposes of eligibility for the Offer.

Lexington, TEI and the Portfolio Company share a common Board. The Board has a fiduciary duty, under the 1940 Act to the investors of each Fund. The Board determined on behalf of each of the Funds that (i) the Offer is consistent with the policies of each Fund, as recited in their respective registration statements, (ii) the terms of the Offer, including the consideration to be relieved by each of Lexington and TEI, are reasonable and fair and do not involve overreaching on the part of anyone concerned, and (iii) participation is in the interests of each Fund and its respective investors and the holders of TEI and Lexington will not be diluted as a result. Thus, the Board determined that TEI is acting in its and its investors best interests in issuing TEI Units to Lexington's Exchanging Holders.

The exchange transaction following the Offer could be deemed to constitute an affiliated transaction prohibited under the 1940 Act. The Commission's Division of

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16 The Cash Option is a "routine" Lexington repurchase offer, as described above. No relief is requested for the Cash Option.



Investment Management, pursuant to delegated authority, has issued an exemptive order granting relief under the 1940 Act for the Funds to conduct the exchange following the Offer based on the terms of an exemptive application filed by the Funds ("1940 Act Exemption").[17] If a Tax-Advantaged Unit holder of Lexington elects the Exchange Option in the Offer, and becomes an Exchanging Holder, he, she or it would tender Lexington Units, along with instructions to Lexington to exchange those Units for Units of TEI. Fulfilling the request, however, would not (for the reasons discussed in the "Analysis" section below) involve Lexington's liquidation of its Portfolio Company interests for cash.[18] As described in the exemptive application on which the 1940 Act Exemption was granted, Lexington would transfer Portfolio Company interests to TEI having a value equal to the Units tendered for exchange. TEI will issue whole and fractional Units to the Exchanging Holder at NAV, representing the value of the Portfolio Company interests received from Lexington (which also is the value of the Lexington Units being exchanged). Thus, Lexington would "sell" Portfolio Company interests to TEI representing the value of the tendered Lexington Units, and TEI would issue to Exchanging Holders TEI Units of equal value. TEI, like Lexington, continuously offers its Units, and the TEI Units would already be registered under the 1933 Act pursuant to TEI's registration statement. Therefore, the TEI Units issued to Exchanging Holders would not represent an extraordinary issuance of Units by TEI. For purposes of the Offer, the Portfolio Company's interests would be valued at NAV calculated on the Valuation Date.[19] The whole and fractional Units of TEI to be received would be equal in value to the tendered whole and fractional Units of Lexington that are exchanged, with all Units valued at respective NAV calculated on the Valuation Date.

The purpose of the proposed Offer is to provide all Tax-Advantaged Unit holders of Lexington with an Exchange Option that, if elected, would enable such Unit holders to switch their investments from Lexington to TEI without creating the potential adverse consequences (described in the "Analysis" below) to themselves, the Portfolio Company, or the remaining, Taxable Unit holders of Lexington that may otherwise result in the absence of the Offer. The proposed Offer would be voluntary; no Unit holder of Lexington would be required to tender any Units.

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[17] Man-Glenwood Lexington, LLC et al., Inv. Co. Act Rel. Nos. 26686 (December 2, 2004) (notice) and 26714 (December 28, 2004) (order).

[18] The terms of the Exchange Offer would on a one-time basis allow all Tax-Advantaged Lexington Unit holders to choose to exchange their Units for TEI Units. The Cash Option, which provides for a fixed maximum dollar amount of Units to be repurchased for cash, is a "routine" Lexington repurchase offer and could involve liquidation of Portfolio company interests.

[19] The Portfolio Company is not unitized, and its interests are reflected by an NAV dollar amount and recorded in book entry form only, simplifying the repurchase and exchange.



II. ANALYSIS

Rule 13e-4 under the 1934 Act regulates issuer tender offers and imposes various requirements on such tender offers. Rule 13e-4 is designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with issuer tender offers.[20]

The All Holders Provision, Rule 13e-4(f)(8)(i), requires that a "tender offer [be] open to all security holders of the class of securities subject to the tender offer." While the All Holders Provision does not prohibit partial tender offers or offers for less than all outstanding securities of a class, the provision in effect provides that all security holders of a class must be able to accept the tender offer if they so desire.[21] In the proposed Offer, only Tax-Advantaged Unit holders of Lexington would be able to elect the Exchange Option.[22] This feature of the proposed Offer could be viewed as inconsistent with the All Holders Provision in that no Taxable Unit holder of Lexington would be able to elect the Exchange Option.

The Best Price Provision, Rule 13e-4(f)(8)(ii), requires that "the consideration paid to any security holder pursuant to the tender offer [be] the highest consideration paid to any other security holder during such tender offer." The Commission, in adopting amendments to Rule 13e-4, stated that the Best Price Provision requires that "the highest price paid to any tendering security holder . . . would need to be paid to any other tendering security holder."[23] In the proposed Offer, tendering Tax-Advantaged Unit holders of Lexington who elect the Exchange Option would receive whole or fractional Units of TEI equal in value to their tendered Lexington Units' NAV calculated on the Valuation Date. Tendering Taxable and Tax-Advantaged Unit holders of Lexington who accept or elect to participate in the Cash Option would receive cash payment of their tendered Lexington Units' NAV calculated on the Valuation Date.

This feature of the proposed Offer could be viewed as inconsistent with the Best Price Provision in that alternative forms of consideration would be offered to Unit

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20 In addition, Regulation 14E prohibits various unlawful tender offer practices.

21 See Part III.A of Securities Exchange Act Release No. 34-23421 (July 11, 1986).

22 All Unit holders of Lexington would be able to accept the Cash Option if they so desire, and participate on a pro rata basis if the Cash Option is oversubscribed.

23 Securities Exchange Act Release No. 34-23421, Part III.B.1 (July 11, 1986).



holders of Lexington. In this regard, Rule 13e-4(f)(10) provides an exception to the Best Price Provision that permits alternative forms of consideration to be offered to tendering security holders, provided that: (i) security holders are afforded an equal right to elect among each of the types of consideration offered; and (ii) the highest consideration of each type paid to any security holder is paid to any other security holder receiving that type of consideration. In the proposed Offer, all Tax-Advantaged Unit holders of Lexington, but only such Unit holders, would have an equal right to elect either the Cash Option or the Exchange Option. This feature of the proposed Offer could be viewed as inconsistent with Rule 13e-4(f)(10)(i) because no Taxable Unit holder of Lexington would have the right to elect the Exchange Option. Therefore, the proposed Offer does not appear to qualify for the Rule 13e-4(f)(10) exception to the Best Price Provision.

Notwithstanding the fact that certain features of the proposed Offer may be considered inconsistent with the terms of Rule 13e-4, Lexington believes that the proposed Offer is consistent with the policies and purposes underlying Rule 13e-4 generally. In addition, the Offer would otherwise comply with Rule 13e-4, which would include, among other things, (i) filing a Schedule TO with the Commission, (ii) furnishing disclosure documents containing information required by Schedule TO promptly to Lexington Unit holders, (iii) providing a current TEI prospectus for the Exchange Offer, (iv) remaining open at least 20 business days, (v) allowing for withdrawal of any tendered Units while the offer remains open, (vi) not extending the Offer without proper notice, and (vii) promptly exchanging the tendered Units for TEI Units following the termination of the Offer.[24]

Further, Lexington believes that, based on precedent, relief should be available to permit it to conduct the Offer without complying with the All Holders Provision or the Best Price Provision.[25] The Commission has granted relief from these provisions under the various tender offer rules, as discussed below, in circumstances where a particular offer, although not in compliance with these provisions, would not violate the public

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24 Payments, as required under Rule 13e-4(f)(5) and Rule 14e-1(c), must occur promptly. With respect to the Exchange Option in the Offer, the exchange will occur upon calculation of the net asset value as of the Valuation Date of the Offer of the respective funds. This occurs, as is standard industry practice for funds of hedge funds (and as disclosed in Lexington's prospectus and prior tender offer materials), following receipt of underlying hedge fund values approximately 24-30 days after a month end. Thus, the actual exchange for a repurchase as of a quarter end (as well as cash payment under the Cash Option) occurs approximately 30 days after the Valuation Date for a repurchase.

25 Although the facts and circumstances of the proposed Offer differ from those in the below-cited precedent, Lexington believes that the relief it seeks in this letter is consistent with the position the Commission took in those instances.



policy of prohibiting discriminatory offers that disfavor certain security holders. In particular, the Commission has granted relief in circumstances where, although not otherwise factually applicable to the Offer, one group of holders would receive tax benefits not available to other holders.[26]

The purpose of the Offer transaction is to permit Tax-Advantaged Lexington Unit holders to switch feeder funds without liquidating their ultimate investment in the Portfolio Company. The Offer will cause no harm to Taxable Lexington Unit holders and will benefit Tax-Advantaged Unit holders. Under the circumstances, no regulatory purpose is served by preventing Lexington from conducting the Offer. Moreover, TEI and its operational structure are the subject of a no-action letter issued by the Commission's Division of Investment Management, and the transaction involved in the Exchange Offer is the subject of the 1940 Act Exemption issued by the Division of Investment Management.

The All Holders Provision

The Commission has granted relief from the All Holders Provision in several instances to permit issuers to conduct tender offers in which only some identifiable group of their security holders was eligible to participate.[27] In granting relief from the All Holders Provision, the Commission, in each instance, noted the following factors: (i) that within the group of security holders eligible to participate in the tender offer, the issuer made the offer available to all members of the group; and (ii) that the issuer made no recommendation as to whether members of the group should tender or refrain from tendering their securities. These factors are present in the proposed Offer, as well.

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[26] These positions are represented in no-action letters involving similar all holders and best price provisions that are contained in Rule 14d-10, which applies to third-party tender offers. See, e.g., Madison Dearborn Partners, LLC (pub. avail. July 5, 2002)(relief granted to allow a tender offer to treat shareholders differently by including an alternative to cash payment available only for non-U.S. shareholders because the alternative, in the form of "loan notes," offered no tax benefits to U.S. holders); Esat Telecom Group plc (pub. avail. Dec. 23, 1999)(similar transaction). See also International Business Machines Corp. (pub. avail. March 8, 2000)(tender offer allowed Canadian shareholders to receive certain exchangeable shares rather than common shares available to other shareholders to maximize tax benefits available to Canadian holders while minimizing tax liabilities of both groups).

[27] E.g., Peter Kiewit Sons, Inc., Kiewit Materials Company (pub. avail. Aug. 4, 2000) (relief granted to permit an issuer to make a selective exchange offer to a limited group of security holders); Westamerica Bancorporation (pub. avail. June 20, 1996) (relief granted to permit an issuer to make a selective repurchase offer to a limited group of security holders).



In the proposed Offer, the Cash Option would be made available to all Unit holders of Lexington, regardless of their tax status. Therefore, all Unit holders of Lexington would be eligible to participate in the proposed Offer equally if they desired to liquidate their investment. In the other instances cited, some security holders were ineligible to participate in any way in the proposed tender offer.

Although the Taxable Unit holders of Lexington could not choose the Exchange Option, it would be made available to all Tax-Advantaged Unit holders, and all Unit holders within that group would be treated equally. In addition, Taxable Lexington Unit holders likely would not reasonably choose to invest in TEI if such an investment was available, as it would be disadvantageous for such investors compared to an investment in Lexington. Each Tax-Advantaged Unit holder would be given the opportunity to participate in the Exchange Option and thereby switch feeder funds, and/or participate in the Cash Option to liquidate all or a portion of their investment on equal terms with all other Lexington Unit holders. In addition, neither Lexington nor its Board would make any recommendation as to whether any Unit holder should tender or refrain from tendering its Units.

Moreover, as stated above, the purpose of the proposed Offer is to provide all Tax-Advantaged Unit holders of Lexington with an Exchange Option that, if elected, would enable such Unit holders to switch their investments from Lexington to TEI without liquidation, which otherwise would create the potential adverse consequences to such investors, the Portfolio Company, and the remaining Taxable Unit holders of Lexington. Adverse consequences, discussed below, may otherwise result in the absence of the Exchange Option. Because TEI is designed for investment solely by Tax-Advantaged investors, no purpose would be served by Lexington's extending the Exchange Option to its Taxable Unit holders, who would not benefit from owning, and would be worse off by holding, TEI Units.

The Best Price Provision

The Commission has granted relief from the Best Price Provision in certain instances to permit issuers to conduct tender offers in which security holders of a closed-end fund have the option to tender their securities either for cash or for the cash-equivalent amount of shares of certain other funds within the same fund complex that are subject to a contingent deferred sales charge.[28] While not factually the same as the Offer,

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28 E.g., GT Global Floating Rate Fund, Inc. (pub. avail. March 26, 1997); EV Classic Senior Floating-Rate Fund (pub. avail. April 13, 1995). In each instance, shareholders electing to receive cash would have been subject to an early withdrawal charge ("EWC") if they had held their tendered shares for less than a specified period of time. Shareholders electing to receive the cash-

(Continued . . .)

in each instance, the proposal would not have resulted in unfair discrimination among shareholders, nor would the proposal have misled shareholders. The two options were viewed as economically equivalent. These factors are present in the proposed Offer, as well.

In the absence of the Exchange Option, Tax-Advantaged Unit holders of Lexington desiring to switch their investments from Lexington to TEI would be required to accept a repurchase offer that does not contain an exchange privilege,[29] tender their Units to Lexington for cash liquidation, and then purchase Units of TEI. Thus, in the absence of the Exchange Option, it is likely that more Tax-Advantaged Unit holders may accept a cash repurchase payment, as a costly and inefficient means to switch to TEI, than would be the case if an exchange privilege were available.

Lexington's and the Portfolio Company's Board has a fiduciary duty to, respectively, all investors in Lexington and the Portfolio Company. The Board may be unable to approve a cash repurchase offer large enough to repurchase all Lexington Tax-Advantaged Unit holders that may desire to withdraw from Lexington in order to invest in TEI. Such a large offer would require Lexington to seek to liquidate a greater portion of its interests in the Portfolio Company (compared to the amount it would otherwise liquidate if an exchange privilege were available and elected) to accommodate a larger cash repurchase payment to the tendering Tax-Advantaged Unit holders (compared to the amount it would otherwise make if an exchange privilege were available and elected). The Board may determine not to allow the Portfolio Company, in turn, to liquidate the large portion of its investments in hedge funds that would be necessary to make the large cash repurchase payment to Lexington under these circumstances. The results of such a liquidation of Portfolio Company portfolio investments could have a significant adverse impact on the Portfolio Company and the remaining Taxable Unit holders of Lexington. To fund a large repurchase, the Portfolio Company would need to liquidate investments in hedge funds that it may not otherwise liquidate, which could disrupt the Portfolio Company's investment operations and also cause Lexington Members to recognize gains or losses (or the Portfolio Company to incur fees – and thereby reduce any returns) that it might not otherwise incur. A large liquidation of holdings may also reduce the investment opportunities available to the Portfolio Company and cause its expense ratio to increase. Offering the Exchange Option as part of the Offer would likely reduce (or

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(. . .Continued)

equivalent amount of contingent deferred sales charge ("CDSC") shares would not have been subject to an EWC. Such shareholders would have been subject, however, to a CDSC equivalent to the EWC in the event that they redeemed their CDSC shares within the same period of time.

[29] Lexington has never conducted a repurchase offer with an exchange privilege.



eliminate) the number of Tax-Advantaged Unit holders accepting the Cash Option, which would eliminate any adverse impact of Tax-Advantaged Unit holders of Lexington switching their investments from Lexington to TEI.

In addition, in the absence of the Exchange Option, if Tax-Advantaged Unit holders of Lexington received a cash repurchase payment from Lexington in order to invest in TEI, such Unit holders would, in effect, not have an investment in the Portfolio Company (or would have an investment in the Portfolio Company that is not fully invested in hedge funds) for one or more months due to the manner in which funds of hedge funds, or the underlying hedge funds, offer their securities.[30] This would adversely impact tendering Tax-Advantaged Unit holders of Lexington. Without the Exchange Option, Tax-Advantaged Unit holders maintaining some portion of their investment in Lexington would continue to receive UBTI for an extended period of time.

Following the Offer, both Lexington and TEI would hold interests in the Portfolio Company and each would invest at the Portfolio Company's NAV. Thus, the proposed Offer would not diminish the investment position of any Exchanging Holder or remaining Unit holder of Lexington, or otherwise negatively impact any Unit holder.

Structuring the proposed Offer as described in this letter could be beneficial to Tax-Advantaged Unit holders of Lexington and would not be detrimental to the remaining, Taxable Unit holders of Lexington, or to the Portfolio Company. The proposed Offer would avoid the potential adverse consequences to Unit holders of Lexington and to the Portfolio Company that may otherwise result in the absence of the Offer. Thus, the proposed Offer would not result in unfair discrimination among Unit holders of Lexington, nor would the proposed Offer mislead Unit holders.

The Cash Option and the Exchange Option also would be economically equivalent. As discussed above, a Unit holder accepting or electing the Cash Option would receive cash payment of the tendered Lexington Units' NAV calculated on the

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[30] Once a Tax-Advantaged Unit holder of Lexington receives the proceeds for Units of Lexington tendered for cash payment, the Tax-Advantaged investor may use those proceeds to purchase Units of TEI. In turn, TEI would use the cash to purchase interests in the Portfolio Company, which may invest in the same hedge funds the same amount that the Portfolio Company previously had liquidated (to make a cash repurchase payment to Lexington). Although Lexington and TEI receive investments on a monthly basis, because of the nature of hedge fund investing the Portfolio Company invests such cash only periodically (monthly or less frequently) because hedge funds typically have periodic subscription periods (monthly, quarterly, or longer). Thus, an investment in TEI by a former Tax-Advantaged Unit holder of Lexington may result in the Unit holder not having its investment invested in hedge funds during the period when the cash proceeds are awaiting reinvestment.

Valuation Date, and a Tax-Advantaged Unit holder electing the Exchange Option would receive Units of TEI at NAV. The Exchange Option would not give Exchanging Holders a different or better price for their Units of Lexington than other Unit holders. No repurchase fee, brokerage commission, transaction fees or other remuneration will be paid by Lexington, TEI, the Portfolio Company or any Unit or interest holder in connection with the Offer. Each of the Funds will bear its own expenses of filing the tender offer materials.

Rule 13e-4(h)(9)

As stated above, Rule 13e-4 is designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with issuer tender offers. Where offers for and exchanges of securities that are the subject of an issuer tender offer will not result in abuses that the Williams Act was designed to prevent, the Commission has reserved the right to grant an exemption from all or part of Rule 13e-4 pursuant to paragraph (h)(9) of that section. Rule 13e-4(h)(9) provides that the issuer tender offer provisions of Rule 13e-4 shall not apply to "any other transaction or transactions, if the Commission, upon written request...exempts such transaction or transactions, either unconditionally, or on specified terms and conditions, as not constituting a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of this section." The concern underlying the Williams Act is that uninformed security holders could be pressured into rushed decisions to sell their securities. The Offer is not a transaction that involves any abuse that the Williams Act was designed to prevent or that otherwise raises the concern underlying the Williams Act. Moreover, the proposed Offer will be structured to comply with all of the requirements and safeguards of Rule 13e-4, with the exceptions discussed in this letter.

Therefore, Lexington believes that it is appropriate for the Staff to grant the exemptive or no-action relief sought in this letter.

III. CONCLUSION

For the foregoing reasons, Lexington believes that the proposed Offer could not constitute a fraudulent, deceptive or manipulative act or practice. On behalf of Lexington, we hereby request that the Commission grant an exemption from the All Holders Provision and the Best Price Provision to enable Lexington to conduct the proposed Offer as described in this letter. While this relief is sought from the Division of Corporation Finance, we have discussed the request with members of the Division of Investment Management, and this letter is copied to that Division.



Kirkpatrick & Lockhart Nicholson Graham LLP

Please note that Lexington would like to conduct the Offer with an expiration date of approximately February 28, 2005. This will require, due to the extended notice period for redemption of hedge funds, that Lexington and the Portfolio Company file tender offer materials by the end of January 2005. Due to the compressed time frame involved, Lexington respectfully requests expedited review of this letter and we would appreciate hearing from the Staff at its earliest convenience. If members of the Staff have any questions about this request or need any further information, please contact Michael S. Caccese at (617) 261-3133, or George J. Zornada at (617) 261-3231.

Very truly yours,



George J. Zornada

cc: Steven Zoric, Esq.
Man Investments Inc.

James E. O'Connor
Division of Investment Management
Securities and Exchange Commission